INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

Telephone: (404) 607-6940                Facsimile: (404) 521-4846

November 15, 2011

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Drexel Hamilton Mutual Funds

File Numbers 811-22545 & 333-173306

Ladies and Gentlemen:

On behalf of Drexel Hamilton Mutual Funds (the “Trust”), we hereby transmit for filing with the Securities and Exchange Commission (the “Commission”) Pre-effective Amendment No. 4 under the Securities Act of 1933, as amended, and Amendment No. 4 under the Investment Company Act of 1940 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”). The Amendment is being filed pursuant to Rule 472 under the 1933 Act and for the purpose of responding to the Commission’s comments communicated to us via telephone on November 2, 2011, November 4, 2011 and November 7, 2011 with respect to the Trust’s Pre-Effective Amendment No. 3. The filing includes a request for acceleration of the effectiveness of the Registration Statement pursuant to Rule 461 of the 1933 Act.

Should members of the Staff have any questions or comments concerning the Amendment, please do not hesitate to contact me at (404) 607-6940.

Very truly yours,

INVESTMENT LAW GROUP OF GILLETT, MOTTERN & WALKER, LLP

By: /Brent S. Gillett/

Brent S. Gillett, Esq.

November 15, 2011

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Drexel Hamilton Mutual Funds
File Numbers 811-22545 & 333-173306

Ladies and Gentlemen:

On behalf of ALPS Distributors, Inc. (the “Distributor”) transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), is the Trust’s Registration Statement (the “Registration Statement”) on Form N-1A, together with exhibits thereto.

As Vice President of the Distributor, and as contemplated by Rule 461(a) under the Act, I hereby make a written request for the acceleration of the Registration Statement’s effectiveness on November 15, 2011. I am aware of the accompanying obligations under the Act.

If you have any questions or comments with regard to the foregoing, please do not hesitate to call me at (720) 917-0641.

Sincerely,

/s/ Paul F. Leone

Paul F. Leone

Vice President, ALPS Distributors, Inc.

November 15, 2011

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Drexel Hamilton Mutual Funds

File Numbers 811-22545 & 333-173306

Ladies and Gentleman:

On behalf of Drexel Hamilton Mutual Funds (the “Trust”) transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), is the Trust’s Registration Statement (the “Registration Statement”) on Form N-1A, together with exhibits thereto.

As President of the Trust, and as contemplated by Rule 461(a) under the Act, I hereby make a written request for the acceleration of the Registration Statement’s effectiveness on November 15, 2011. I am aware of the accompanying obligations under the Act.

If you have any questions or comments with regard to the foregoing, please do not hesitate to call me at (212) 918-4710.

Sincerely,

Andrew Bang

President, Drexel Hamilton Mutual Funds